Exhibit 99.1

GFL Environmental Provides Update on Recent Financing Initiatives

VAUGHAN, CANADA, September 28, 2021 – GFL Environmental Inc. (NYSE and TSX: GFL) (“GFL” or the “Company”), a leading North American diversified environmental services company, today provided an update on recent financing initiatives.

GFL announced today that it has amended its revolving credit facility to, among other things, (a) modify the applicable pricing grid, resulting in a reduction of GFL’s applicable margin by 50 basis points, on a pro forma basis, (b) extend the term by two years to September 2026, (c) increase the facility by an additional C$200.0 million, and (d) add a delayed draw term loan of up to C$500.0 million to finance acquisitions over the next 12 months.

GFL also announced that it has entered into a definitive agreement (the “Subscription Agreement”) with affiliates of HPS Investment Partners, LLC (“HPS”) pursuant to which HPS has agreed to subscribe for up to 8,196,721 Series B Perpetual Convertible Preferred Shares (the “Preferred Shares”) at US$36.60 per share (the “Private Placement”). GFL has the right to issue up to an aggregate amount of US$300.0 million of Preferred Shares under the Subscription Agreement until the end of the year.

The Preferred Shares are initially convertible into 6,830,601 Subordinate Voting Shares, based on the initial liquidation preference and a conversion price of US$43.92 per share, representing an approximate 20% premium to the 10 day volume weighted average price of the Subordinate Voting Shares.

The proceeds from the Private Placement will be used, together with amounts drawn on the delayed draw term loan, to fund the Company’s robust near-term acquisition pipeline. These financing initiatives will allow the Company to maintain its current credit rating profile and leverage within previously stated ranges.

“We continue to successfully execute on our commitment to reduce our cost of capital, pursue opportunistic financings to fund our growth and preserve our leverage, all with a view to increasing our free cash flow”, said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Our recent add-on unsecured bond offering of US$250 million, which was significantly oversubscribed and priced at 4.000%, as well as the successful amendment to our credit facility which priced at Libor plus 175 bps, a 50 bps improvement over our current facility, demonstrate the continued support we have from our institutional debt investors. We have worked very hard to build their trust as stewards of their capital and in turn they have supported us in our growth strategies, allowing us to further pursue our goal of creating long-term value for all of our stakeholders.” Mr. Dovigi continued, “As we look to the fourth quarter, our acquisition pipeline is very robust with high quality companies that are looking to transact before year end.  With that in mind, we felt it was prudent to take these financing steps in advance to ensure that we can seamlessly execute on our acquisition opportunities, while maintaining our previously stated leverage targets.” Mr. Dovigi concluded, “Lastly, I also want to thank HPS, an investor and partner of GFL since 2014, for their additional equity commitment, further demonstrating their confidence in our ability to deliver on our strategic goals.”

Scot French, Governing Partner of HPS, said, “We have enjoyed a long and successful partnership with Patrick and the GFL team over the past eight years and we are pleased to have the opportunity to provide GFL with incremental capital to facilitate their continued growth. We have complete confidence in GFL’s management team and business strategy and we believe that the Company is well positioned to further stand out as a leader in the North American environmental services industry.”

On September 24, 2021, GFL also closed its previously announced offering of US$250.0 million in aggregate principal amount of 4.000% senior notes due 2028 (the “Notes”), in a transaction that was significantly oversubscribed. GFL previously issued US$500 million in aggregate principal amount of its 4.000% senior notes due 2028 (the “Existing Notes”). The Notes will be treated as “Additional Notes” under the indenture governing the Notes and as a single series with the Existing Notes under such indenture.

Additional Equity Commitment from HPS

Under the terms of the Subscription Agreement, subject to satisfaction of certain customary closing conditions, GFL has the right to issue up to an aggregate amount of US$300 million of Preferred Shares from and after November 8, 2021 to and including December 31, 2021, on up to three occasions for incremental amounts of no less than US$100 million each time.

The 6,830,601 Subordinate Voting Shares initially issuable upon conversion of the Preferred Shares represent approximately 2.1% of the issued and outstanding Subordinate Voting Shares and 1.4% of the outstanding voting rights attached to the Company’s shares (including the voting rights attached to the Series A Preferred Shares (as defined below)), based on the initial liquidation preference and a conversion price of US$43.92 per share, which is subject to customary anti-dilution adjustments.

The liquidation preference of the Preferred Shares will initially accrete at a rate of 6% per annum, compounding quarterly, increasing the number of Subordinate Voting Shares that each Preferred Share is convertible therefor, provided that, after year four, if GFL elects to pay the optional redemption amount (as described below) for a particular quarter in cash, the accretion rate for that quarter will be 5% per annum. The accretion rate will increase after seven years to 7% and after eight years to 8%.

The Preferred Shares are subject to transfer restrictions but can be converted into Subordinate Voting Shares by the holder at any time. The Company may force conversion of the Preferred Shares (a) on or after the three-year anniversary of the closing of the Private Placement, if the trading price per share of its Subordinate Voting Shares closes at or above 150% of the then-applicable conversion price for at least 20 days out of 30 consecutive trading days, (b) on or after the four- year anniversary of the closing of the Private Placement, if the trading price per share of its Subordinate Voting Shares closes at or above 140% of the then-applicable conversion price for at least 20 days out of 30 consecutive trading days and (c) on or after the five- year anniversary of the closing of the Private Placement, if the trading price per share of its Subordinate Voting Shares closes at or above 130% of the then-applicable conversion price for at least 20 days out of 30 consecutive trading days.

GFL may redeem all, but not less than all, of the Preferred Shares for cash on and after the five-year anniversary of the closing of the Private Placement for a cash purchase price equal to (a) prior to the six-year anniversary of the closing of the Private Placement, 105% of the liquidation preference, (b) on or after the six-year anniversary, and prior to the seven-year anniversary, of the closing of the Private Placement, 103% of the liquidation preference or (c) on or after the seven-year anniversary of the closing of the Private Placement, at the liquidation preference. From and after the fourth anniversary of the closing of the Private Placement, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. The optional redemption will be satisfied in either cash or Subordinate Voting Shares at the election of GFL.

The holders of the Preferred Shares will be entitled to vote on an as-converted basis for all matters on which holders of Subordinate Voting Shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of Subordinate Voting Shares and multiple voting shares as a single class.

Closing of the Private Placement is subject to customary conditions, including approval of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. The Private Placement has received approval of the Board of Directors of the Company. The Company has also obtained the requisite approval from shareholders holding in the aggregate more than 50% of the total voting rights of the Company’s issued and outstanding shares, which approval has been evidenced by written consent in accordance with the requirements set forth in Section 604(d) of the TSX Company Manual based on the following requirements of the TSX: (a) potential dilution in excess of 25% of the Company’s issued and outstanding shares which requires shareholder approval pursuant to Section 607(g) of the TSX Company Manual and relatedly, the Private Placement materially affecting control (as such term is defined in the Manual) of the Company which requires shareholder approval pursuant to section 604(a)(i) of the TSX Company Manual; (b) the Preferred Share conversion price being potentially below the allowable discount thresholds, having regard to the accretion to the liquidation preference, which requires shareholder approval pursuant to Section 610 of the TSX Company Manual and (c) given the Company’s ability to issue the Preferred Shares on up to three occasions until the end of the year, the subscription price of the Preferred Shares being potentially below the allowable discount thresholds and past the 45 day expiry period provided in Section 610 of the TSX Company Manual.

In October 2020, GFL issued 28,571,428 Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) to affiliates of HPS. Following the closing of the Private Placement, the Preferred Shares, together with the Series A Preferred Shares, will represent approximately 9.2% of the issued and outstanding Subordinate Voting Shares and 6.8% of the outstanding voting rights attached to the Company’s shares, on an as converted basis.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 16,000 employees.

About HPS Investment Partners

HPS Investment Partners is a leading global investment firm that seeks to provide creative capital solutions and generate attractive risk-adjusted returns for our clients.  We manage various strategies across the capital structure that include syndicated leveraged loans and high yield bonds to privately negotiated senior secured debt and mezzanine investments, asset-based leasing, and private equity. The scale and breadth of our platform offers the flexibility to invest in companies large and small, through standard or customized solutions. At our core, we share a common thread of intellectual rigor and discipline that enables us to create value for our clients, who have entrusted us with approximately $75 billion of assets under management as of September 2021. For more information, please visit www.hpspartners.com.

Forward-Looking Information

This release includes certain “forward-looking statements”, including statements relating to the use of proceeds of the recently completed note offering and Private Placement. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the “Risk Factors” section of GFL’s annual report for the 2020 fiscal year filed on Form 20-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information, contact:

Patrick Dovigi

Founder and CEO

905-326-0101

pdovigi@gflenv.com